ALBERTSONS COMPANIES, LLC

250 Parkcenter Blvd.

Boise, ID 83706

June 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom

Re:	Albertsons Companies, LLC Registration Statement No. 333-218138

Dear Ms. Ransom:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Albertsons Companies, LLC and the other co-registrants referenced therein (collectively, the “Registrants”) hereby respectfully request that the effective date for the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2017 (Commission File No. 333-218138) (the “Registration Statement”), as amended to date, be accelerated so that the Registration Statement will be declared effective at 4:00 p.m., Washington, D.C. time, on June 29, 2017, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106, of Schulte Roth & Zabel LLP, counsel to the Registrants, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Please direct any questions or comments regarding this acceleration request to Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106.

(Signature Page Follows)

Sincerely,

ALBERTSONS COMPANIES, LLC

By:	/s/ Robert A. Gordon

	Name:	Robert A. Gordon
	Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]